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                     October 4, 2023

       Neil Watanabe
       Chief Financial Officer
       Loop Media, Inc.
       700 N. Central Ave, Suite 430
       Glendale, CA 91203

                                                        Re: Loop Media, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2022
                                                            Filed December 20,
2022
                                                            File No. 001-41508

       Dear Neil Watanabe:

              We have reviewed your August 11, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2023 letter.
 Neil Watanabe
FirstName  LastNameNeil Watanabe
Loop Media,  Inc.
Comapany
October    NameLoop Media, Inc.
        4, 2023
October
Page 2 4, 2023 Page 2
FirstName LastName
Form 10-K for Fiscal Year Ended September 30, 2022

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-13

1. Refer to your response to comment 9. You state advertising revenue is not further disaggregated. It appears advertising revenue consists of amounts recognized as either a principal or an agent. Please tell us why you do not disaggregate advertising revenue on this basis.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services